

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05007408

18 March 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
213
SECTION

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Maari Oil Field Purchase Finalised

Cue is please to announce that the purchase by Cue of Delta Oil Taranaki Pty Ltd's 5% interest in PEP 38413, the permit that contains the Maari oil field in the offshore Taranaki Basin, New Zealand, has been finalized today.

The purchase price is Australian dollars 6.2 million, which represents A$2.48 per barrel for the 2.5 million barrels of P_{50} recoverable oil volumes for the Maari field attributable to Cue. The effective date of the sale is 1 December 2004.

Background

The Maari field, situated in 100 metres water depth, approximately 80km from the Taranaki coast, is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled by Tricentrol (operator) and Cue Energy Resources in 1983 and has been the subject of a number of subsequent delineation wells. Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 50 million barrels (Horizon Oil ASX release, 4 November 2004).

It is expected that a development decision will be made in mid 2005, with first oil production likely in the second quarter 2007, at an initial production rate of around 30,000 barrels of oil per day (gross), with Cue's share being 1500 barrels of oil per day.

PEP 38413 also contains the smaller Manaia oil discovery that may be developed in the future.

Participants in PEP 38413 are:

OMV Group	69% (Operator)
Todd Petroleum Mining Company Limited	16%
Horizon Oil	10%
Highlands Oil and Gas Pty Ltd	5%
(100% owned subsidiary of Cue Energy Resources)	

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

18 March 2005